                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/05/29: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.2                 Announcement on 2019/06/06: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.3                 Announcement on 2019/06/12: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.4                 Announcement on 2019/06/13: The completion of share buy-back program

99.5                 Announcement on 2019/06/21: UMC will attend investor conferences on 2019/06/27

99.6                 Announcement on 2019/06/10: May Revenue

99.7                 Announcement on 2019/06/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/05/29

2. Number of shares repurchased this time: 21,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$267,292,495

5. Average repurchase price per share this time: NTD$12.73

6. Cumulative number of own shares held during the repurchase period: 137,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.13%

8. Any other matters that need to be specified: None

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/06/06

2. Number of shares repurchased this time: 25,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$324,623,727

5. Average repurchase price per share this time: NTD$12.98

6. Cumulative number of own shares held during the repurchase period: 162,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.34%

8. Any other matters that need to be specified: None

Exhibit 99.3

To announce accumulative shares repurchased exceeding NTD$300 million in value

1. Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2019/06/12

2. Number of shares repurchased this time: 26,000,000 shares

3. Type of shares repurchased this time: Common share

4. Total monetary amount of shares repurchased this time: NTD$349,306,120

5. Average repurchase price per share this time: NTD$13.43

6. Cumulative number of own shares held during the repurchase period: 188,000,000 shares

7. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.55%

8. Any other matters that need to be specified: None

Exhibit 99.4

The completion of share buy-back program

1. Originally determined ceiling on total monetary amount of the share repurchase: 93,261,525,446

2. Original scheduled period for the repurchase: 2019/04/25~2019/06/24

3. Originally determined number of shares to be repurchased: A maximum of 200,000,000 shares

4. Originally determined repurchase price range: NTD$8.40 to NTD$18.10 per share

5. Date of expiry of the repurchase period or completion of the repurchase: 2019/06/13

6. Number of shares repurchased: 200,000,000 shares

7. Total monetary amount of shares repurchased: NTD$2,641,387,106

8. Average repurchase price per share: NTD$13.21

9. Cumulative number of own shares held: 400,000,000 shares

10. Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 3.30%

11. Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

12. Any other matters that need to be specified: None

Exhibit 99.5

UMC will attend investor conferences on 2019/06/27

1. Date of the investor conference: 2019/06/27

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Grand Hyatt Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Conference 2019”, held by UBS

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2019/04/24

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.6

United Microelectronics Corporation

June 10, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of May 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
May	Net sales	12,242,267	13,075,480	(833,213)	(6.37)%
Year-to-Date	Net sales	56,907,501	62,984,613	(6,077,112)	(9.65)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,887,500	7,710,000	20,936,128
Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of May 31, 2019 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,212,575
UMC (Note2)	15,869,650	15,512,520	94,212,575

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	16,023,294	7,698,200	0
Fair Value	0	0	(100,152)	0
Net profit (loss) from Fair Value	0	0	(103,713)	0
Written-off Trading
Contracts	0	0	16,709,037	0
Realized profit (loss)	0	0	2,496	0

Exhibit 99.7

United Microelectronics Corporation

For the month of May, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of April 30, 2019	Number of shares as of May 31, 2019	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of April 30, 2019	Number of shares as of May 31, 2019	Changes
--	--	--	--	--